Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2005
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)
             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,


                            Form 20-F X Form 40-F __




Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes_ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SONY CORPORATION
                                                      (Registrant)




                                              By:__ /s/  Katsumi Ihara
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer
                                                 and Chief Financial Officer



Date: January 20, 2005



List of materials


Documents attached hereto:


i) A press release regarding Revision of FY04 Forecast

Sony Corporation
                                               6-7-35 Kitashinagawa
                                                       Shinagawa-ku
                                               Tokyo 141-0001 Japan

                                               No: 05-001E
                                               Date: January 20, 2005

         SONY ANNOUNCES REVISION OF CONSOLIDATED FORECAST
             FOR THE FISCAL YEAR ENDING MARCH 31, 2005

Tokyo, January 20, 2005 -- Sony Corporation announced today a revision of its consolidated results forecast for the fiscal year ending March 31, 2005 from those announced on October 28, 2004.


Consolidated Results Forecast
-----------------------------

                                       Change from         Previous
                 Revised Forecast    previous year         Forecast
                  ---------------    -------------         --------
Sales and          Y7,150 billion             - 5%   Y7,350 billion
 operating
 revenue
Operating income      110 billion             +11       160 billion
Income before         140 billion              -3       170 billion
 income taxes
Net income            150 billion             +69       110 billion

The above revised forecast is primarily a result of the following:

1. Anticipated sales and operating revenue ("sales") and operating income are lower than the previous Company forecast as a result of changes in the business and competitive environment within Electronics.
2. Based on the improvement in the operating performance, over recent years, of Sony's U.S. subsidiaries and the fact that, looking forward, these favorable trends are expected to continue, the Company has reversed the valuation allowances it has held against deferred tax assets. The resulting reduction in income tax expense has led to an increase in the forecast for net income.

Further to the aforementioned reasons, the revision to the forecast for income before income taxes also reflects an anticipated increase in foreign exchange gains.

In addition, the forecast for operating income includes restructuring charges, as operating expenses, of approximately
Y100 billion (a reduction of Y10 billion in restructuring charges since the October forecast). The forecast for net income incorporates approximately Y24 billion in equity in net income of affiliated companies.

Operating Results for the Third Quarter of the Fiscal Year ending
March 31, 2005
-----------------------------------------------------------------

Consolidated operating results for the quarter ended December 31, 2004 are projected to include sales of approximately Y2,150 billion, operating income of approximately Y140 billion, income before income taxes of Y150 billion, equity in net income of affiliated companies of Y2 billion and net income of Y140 billion. In addition, restructuring charges of approximately Y11 billion are included in operating expenses. However, please note that the above totals are subject to confirmation and that Sony's consolidated operating results for the third quarter are scheduled to be announced on January 27, 2005.

Primary Reasons for the Downward Revision to the Forecast for
Sales and Operating Income
-------------------------------------------------------------

* As a result of a greater than anticipated deterioration in unit selling prices of several products including televisions, DVD recorders and video cameras, profitability is below the Company's previously announced forecasts.
* Due to a decrease in demand, in particular from external customers, sales and operating income for semiconductors and components are below Company expectations.
* Sales and operating income for portable audio products are also anticipated to fall short of Company estimates as a result of changes in the competitive environment.
* With regard to sales revenue on a regional basis, sales in Japan, in particular those of DVD recorders, portable audio products and "VAIO" PCs are lower than anticipated. In Europe, sales of portable audio products and video cameras, in particular, are below Company expectations.

The above-mentioned factors impact on Sony's operating results for both the third and fourth quarters of the current fiscal year.

Reason for Upward Revision to the Forecast for Net Income
---------------------------------------------------------

* As fully discussed in the Company's Form 20-F for the fiscal year ended March 31, 2004, and the earnings release for the second quarter of the current fiscal year, as a result of the recording of operating losses in the past, the U.S. subsidiaries of Sony have had valuation allowances against deferred tax assets for U.S. federal and certain state taxes. However, in the third quarter of the current fiscal year, based on both an improvement in recent years and a sound outlook for the operating performance at Sony's U.S. subsidiaries, the Company reversed $660 million of such valuation allowances, resulting in a reduction to income tax expense.

Cautionary Statement
--------------------
Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics, Music and Pictures segments; (v) Sony's ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); and (vii) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Investor Relations Contacts:
-----------------------------------------------------------------
Tokyo              New York                  London
Yukio Ozawa        Takeshi Sudo/             Chris Hohman/
                   Justin Hill               Shinji Tomita
+81-(0)3-5448-2180 +1-212-833-6722           +44-(0)20-7444-9713
Home Page: http://www.sony.net/IR/